NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Amazon Com Inc

NAME OF PERSON RELYING ON EXEMPTION: Shareholder Association for Research & Education (SHARE)

ADDRESS OF PERSON RELYING ON EXEMPTION: Suite 510, 1155 Robson St., Vancouver, BC, Canada, V6E

1B5 Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

RE: Support FOR: Item #13 – “Shareholder Proposal Requesting Additional Reporting on Freedom of Association”

Annual Meeting: May 25, 2022

Contact: Sarah Couturier-Tanoh, Manager Corporate Engagement & Advocacy, SHARE, scouturier-tanoh@share.ca

May 5, 2022

To Amazon Shareholders:

SHARE is urging stockholders to vote FOR Item #13 (Shareholder Proposal Requesting Additional Reporting on Freedom of Association) at the Amazon.com, Inc. Shareholder Meeting on May 25, 2022.

The proposal calls for Amazon.com, Inc.’s (“Amazon” or the “Company”) board of directors to publish a report to shareholders analyzing how Amazon’s current human rights policies and practices protect the rightful application of the fundamental rights of freedom of association and collective bargaining as guaranteed by the ILO Declaration on Fundamental Principles and Rights at Work (the “ILO Declaration”) and the UN Universal Declaration of Human Rights (the “UN Declaration”).

As you review the proposal, we would like to draw your attention to the following:

Rationale for a YES Vote:

-	Over the past couple of years, numerous reports allege that Amazon has repetitively used anti-union tactics to undermine workers’ ability to join or form a union.[1]

-	Amazon’s failure to properly uphold freedom of association and collective bargaining rights exposes shareholders to significant reputational, operational, legal and regulatory risks.

_____________________________

1 https://www.nytimes.com/2021/03/16/technology/amazon-unions-virginia.html

-	Considering the breadth and the depth of Amazon’s controversies around freedom of association, it is crucial for shareholders to understand how its human rights policies align with core ILO and UN Declarations.

-	By asking the Company’s board of directors to analyze and report on how its human rights policies and practices align with ILO and UN Declarations, the Proposal specifically addresses Amazon’s stated commitment to “respect freedom of association and [its] employees’ right to join, form, or not to join a labor union or other lawful organization of their own selection, without fear of reprisal, intimidation, or harassment.”[2]

-	Contrary to what the Management asserts, the Company has not addressed the substance of the proposal. Amazon’s Human Rights Commitment, Policy and Practice: Freedom of Association and Collective Bargaining (“Report”),[3] mentioned by the Management in its opposing statement, does not provide any meaningful analysis on how Amazon’s policies and practices align with ILO and UN Declarations. The Report, published on March 11, 2022, includes a self-declaratory statement on freedom of association and merely describes its existing human rights policies, including as it relates workplace direct and indirect participation.

1.	Amazon repeatedly interfered with freedom of association and collective bargaining rights

In its 2022 Proxy Statement, Amazon says that its “employees are the foundation of [its] success as a company” and that it is “committed to respecting the fundamental human rights and the dignity of workers everywhere [it] operates around the world”.4

Amazon's Global Human Rights Principles states its commitment to “respect freedom of association and [its] employees’ right to join, form, or not to join a labor union or other lawful organization of their own selection, without fear of reprisal, intimidation, or harassment”.5

The Company further asserts that its “human rights commitment and approach are informed by leading international standards and frameworks developed by the United Nations (UN) and the International Labour Organization (ILO).”6

However, numerous reports indicate a different reality.

_____________________________

2 https://www.aboutamazon.com/news/policy-news-views/amazons-human-rights-commitment-policy-and-practice

3 https://www.aboutamazon.com/news/policy-news-views/amazons-human-rights-commitment-policy-and-practice

4 https://www.ezodproxy.com/amazon/2022/proxy/HTML1/amazon_proxy2022_0067.htm

5 https://www.aboutamazon.com/news/policy-news-views/amazons-human-rights-commitment-policy-and-practice

6 https://www.aboutamazon.com/news/policy-news-views/amazons-human-rights-commitment-policy-and-practice

Over the past years, Amazon has been subject to negative high profile and overwhelming media coverage in the U.S and internationally accusing the Company of limiting these fundamental rights through the use of several anti-union tactics, including intimidation strategies, retaliation actions and surveillance systems. Such practices directly contradict Amazon’s own commitment “to non-discrimination and non-retaliation that ensures equal treatment for union and non-union employees.”7

For example, in April 2022, Amazon workers in New York filed charges with the National Labor Relations Board (NLRB) alleging that they were illegally terminated because they “protested the terms and conditions of employment”. They also said these terminations were made in order to “discourage union activities”.8 That same month, a judge ordered Amazon to reinstate an employee who was wrongfully fired while protesting safety conditions at the company during the pandemic in 2020.9

In January 2022, the NLRB accused Amazon of “interrogating and surveilling workers”, by using anti-union consultants and confiscating union literature at its New York fulfillment center in Staten Island.10

These examples do not constitute a comprehensive list of instances where Amazon aggressively fought against workers’ attempts to form or join unions. In fact, international press coverage11 indicates that such practices may be part of an intentional strategy to avoid the creation of unions globally.

In our view, these practices are unequivocally incompatible with the freedom of association and collective bargaining rights as guaranteed by the ILO and the UN Declaration.

2.	The Board did not implement the substance of the Proposal

In its 2022 Proxy Statement, the Company argues that it produced the report requested by the Proposal. It notes that the report discloses “how [its] human rights commitment and approach are informed by leading international standards and frameworks developed by the United Nations and the International Labour Organization”.

However, the report in question does not discuss or analyze whether and how Amazon’s human rights policies and practices align with those standards and frameworks.

The “report” titled “Amazon’s Human Rights Commitment, Policy and Practice: Freedom of Association and Collective Bargaining”, published by the Company on March 11, 2022, represents a self-declaratory statement by which the Company affirms that it “respects international human and labor rights standards and complies with all local laws.”12

_____________________________

7 https://www.aboutamazon.com/news/policy-news-views/amazons-human-rights-commitment-policy-and-practice

8 https://www.buzzfeednews.com/article/carolineodonovan/amazon-workers-complaint-fired-organizing

9 https://www.washingtonpost.com/business/2022/04/19/amazon-union-worker-nlrb-staten-island/

10 https://gizmodo.com/amazon-union-nlrb-complaint-thugs-surveillance-1848435299

11 https://www.bbc.com/news/business-56881547 ; https://www.vice.com/en/article/wx8x8z/spains-biggest-union-is-suing-amazon-for-spying-on-striking-workers ;

12 https://www.aboutamazon.com/news/policy-news-views/amazons-human-rights-commitment-policy-and-practice

Additionally, the report describes the forms of direct or indirect workplace participation and representation it allows, including works councils (Europe), Associate Forums (UK, EU and Africa), associate roundtable meetings, connections, voice of the Associate Boards and Regular In-Person Meetings. Notably, none of these structures relate to workers’ ability to join and form a union.

By omitting explicit critical discussion and analysis of its anti-union policies and practices, and by avoiding to discussing key allegations and accusations made by workers, unions and the NRLB, Amazon failed to address important concerns shared by many investors.

3.	Failure to uphold human rights represent material risks to shareholders

While we acknowledge the Company’s public commitment to respect its employees’ human rights, including freedom of association and collective bargaining rights, we believe that such a commitment is hollow if words and actions are misaligned.

Amazon’s failure to align its policies and practices with U.S laws and international standards, including the ILO and the UN Declaration, also exposes shareholders to reputational, legal, regulatory and operational risks. Those material risks could negatively impact shareholders’ long-term value and significantly deteriorate the Company’s reputation globally.

As criticism and scrutiny grows against Amazon’s human capital policies and practices, including anti-union practices, the board failed to meet minimal workers’ and shareholders’ expectations on these issues.

Without the publication of a comprehensive and meaningful report reviewing the alignment of Amazon’s anti-union practices with the ILO and the UN Declarations, investors will remain unable to understand the Company’s current and long-term strategy on these issues and take informed investment decisions.

In light of the severity of the issues described above and in global media coverage, SHARE urges shareholders to support the proposal.

If you have any questions please contact Sarah Couturier-Tanoh at scouturier-tanoh@share.ca.

Vote “FOR” on Item #13, “Shareholder Proposal - Shareholder Proposal Requesting Additional Reporting on Freedom of Association” at the annual general meeting on May 25, 2022.

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

The filer of this document is Shareholder Association for Research & Education (SHARE), Suite 510 – 1155 Robson Street Vancouver, BC V6E 1B5

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.